UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

STAR BULK CARRIERS CORP.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

Y8162K121
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. Y8162K121

1.	Names of Reporting Persons

CASPIAN CAPITAL LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,533,104
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,533,104

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,533,104

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

IA

CUSIP NO. Y8162K121

1.	Names of Reporting Persons

CASPIAN CAPITAL GP LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

DELAWARE

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,533,104
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,533,104

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,533,104

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

OO, HC

CUSIP NO. Y8162K121

1.	Names of Reporting Persons

ADAM COHEN

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,533,104
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,533,104

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,533,104

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. Y8162K121

1.	Names of Reporting Persons

DAVID CORLETO

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

UNITED STATES

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 3,533,104
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		3,533,104

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

3,533,104

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

6.3%

12.	Type of Reporting Person (See Instructions)

IN, HC

CUSIP NO. Y8162K121

Item 1(a).	Name of Issuer:

Star Bulk Carriers Corp. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

c/o Star Bulk Management Inc.
40 Agiou Konstantinou Street,
15124 Maroussi,
Athens, Greece

Item 2(a).	Name of Person Filing

The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Caspian Capital LP (“Caspian Capital”);

ii)	Caspian Capital GP LLC (“Caspian GP”).

iii)	Adam Cohen; and

iv)	David Corleto.

This statement relates to Shares (as defined below) held for the accounts of Caspian Select Credit Master Fund, Ltd. (“Caspian Select”), Caspian Solitude Master Fund, L.P. (“Caspian Solitude”), and certain other funds for which Caspian Capital provides investment management or investment advice (the “Other Accounts” and together with Caspian Select and Caspian Solitude, collectively the “Accounts”).  Caspian Capital serves as the investment adviser for the Accounts.  Caspian GP is the general partner of Caspian Capital and Caspian GP is controlled by Adam Cohen and David Corleto (the “Principals”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 767 Fifth Avenue, 45th Floor, New York, New York 10153.

Item 2(c).	Citizenship:

i)	Caspian Capital is a Delaware limited partnership;

ii)	Caspian GP is a Delaware limited liability company;

iii)	Adam Cohen is a United States citizen; and

iv)	David Corleto is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (“Shares”).

CUSIP NO. Y8162K121

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the following number of Shares:

(i) The Reporting Persons may be deemed to be the beneficial owner of 3,533,104 Shares.  This number consists of (1) 2,869,757 Shares held for the account of Caspian Select, (2) 122,869 Shares held for the account of Caspian Solitude, and (3) 540,478 Shares held for the accounts of the Other Accounts.

Item 4(b).	Percent of Class:

(i) The number of Shares of which the Reporting Persons may be deemed to beneficially own constitutes 6.3% of the total number of Shares outstanding.

Item 4(c).	Number of shares as to which such person has:

Caspian Capital
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,533,104
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,533,104

Caspian GP
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,533,104
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,533,104

Adam Cohen
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,533,104
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,533,104

David Corleto
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	3,533,104
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	3,533,104

CUSIP NO. Y8162K121

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The limited partners of (or investors in) the Accounts for which Caspian Capital acts as investment adviser have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the accounts of such Accounts in accordance with their respective limited partnership interest (or investment percentages) in such Accounts.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. Y8162K121

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017	CASPIAN CAPITAL LP

	By:	/s/ Adele Kittredge Murray
Name: Adele Kittredge Murray
Title: Authorized Signatory

Date: February 14, 2017	CASPIAN CAPITAL GP LLC

	By:	/s/ Adele Kittredge Murray
Name: Adele Kittredge Murray
Title: Authorized Signatory

Date: February 14, 2017	/s/Adam Cohen
ADAM COHEN

Date: February 14, 2017	/s/ David Corleto
DAVID CORLETO

CUSIP NO. Y8162K121

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Stock, $0.01 par value, of Star Bulk Carriers Corp., dated as of February 14, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2017	CASPIAN CAPITAL LP

	By:	/s/ Adele Kittredge Murray
Name: Adele Kittredge Murray
Title: Authorized Signatory

Date: February 14, 2017	CASPIAN CAPITAL GP LLC

	By:	/s/ Adele Kittredge Murray
Name: Adele Kittredge Murray
Title: Authorized Signatory

Date: February 14, 2017	/s/Adam Cohen
ADAM COHEN

Date: February 14, 2017	/s/ David Corleto
DAVID CORLETO